Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259707

PROSPECTUS SUPPLEMENT No. 3

(to prospectus dated September 27, 2021)

Nexters Inc.

———————————

47,102,791 ORDINARY SHARES

7,750,000 WARRANTS TO PURCHASE ORDINARY SHARES

———————————

This prospectus supplement amends and supplements the prospectus dated September 27, 2021 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-259707). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on November 17, 2021 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “GDEV.” On November 16, 2021, the last reported sale price of our ordinary shares as reported on Nasdaq was $8.71 per share. Our warrants are listed on the Nasdaq under the symbol “GDEVW.” On November 16, 2021, the last reported sale price of our warrants as reported on Nasdaq was $0.80 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 17, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-40758

Nexters Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXPLANATORY NOTE

On November 17, 2021, Nexters Inc. (NASDAQ: GDEV) (the “Company”) issued a press release announcing its results for the three and nine months ended September 30, 2021. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Company's unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2021 is attached to this Form 6-K as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2021

Nexters Inc.

By:	/s/ Andrey Fadeev
Name: Andrey Fadeev
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated November 17, 2021
99.2	Unaudited interim condensed consolidated financial statements of Nexters Inc. for the three and nine months ended September 30, 2021

Exhibit 99.1

Nexters Continues to Demonstrate Substantial Growth in Q3 2021

November 17, 2021 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company which strives to introduce the joy of core gaming experiences to casual players, today announced its unaudited financial and operational results for the third quarter of 2021.

Third Quarter 2021 Highlights

Financial:

·	Record high quarterly revenues of $115 million, growing 77% year-over-year
·	Non-cash non-recurring listing expense of $125 million caused a net loss in the third quarter of 2021, which amounted to $104 million vs. $11 million in the respective period of 2020
·	Adjusted Net Profit in the amount of $8 million in Q3 2021 vs. an Adjusted Net Loss of $11 million in the respective period of 2020
·	Сash flow generated from operating activities of $51 million, growing 59% year-over-year
·	Our cash and cash equivalents totaled $105 million as of September 30, 2021

Operational:

·	Q3 2021 bookings of $151 million, growing 29% year-over-year
·	Bookings from Asia nearly doubled year-over-year, now constituting 26% of total bookings
·	Bookings from Desktop platforms grew 55% year-over-year, now constituting 30% of total bookings, taking platform commissions down to 27% of revenues in Q3 2021, declining 1 p.p. year-over-year
·	Monthly paying users of 371 thousand in Q3 2021, growing 30% year-over-year
·	Average Bookings per Paying User of $128, broadly stable compared to $132 in Q3 2020
·	Advertisement sales of $9 million, more than doubling year-over-year, now constituting 6% of total bookings

Products & M&A:

·	Chibi Island, a new casual adventure game officially released on iOS and Android with total install base approaching 1.5 million.
·	Throne Rush, a strategy game, launched on Web
·	Hero Wars mobile version recently celebrated its 5th anniversary, with the title’s lifetime bookings surpassing a milestone of $1 billion
·	Nexters launched Boost program as one of the M&A initiatives to provide independent developers with expertise and funds needed to launch their games and build successful international businesses.

Quote by CEO and Co-founder, Andrey Fadeev:

“The third quarter has been quite significant for Nexters as within this period we reached two milestones which will influence our further long-term development and growth.

In accordance with our organic growth strategy, we see casual games as an opportunity to significantly expand into a larger audience of casual players. We’ve been quite successful with casual titles on social; and now, with the traction we have on mobile with Hero Wars, our plan is to use all our knowledge, experience and best practices to deliver successful casual games on mobile platforms. Chibi Island, a new casual adventure game which was officially released in July this year, is the first title of that genre with more to follow in the coming months.

On the non-organic side of our growth strategy, in September we launched the Boost program to support the indie game development scene. While our broader mergers and acquisitions strategy encompasses gaming companies and studios of various size, this program targeting the smaller indie market is our first officially announced initiative. Boost will focus on talented teams with innovative games and is intended to help them build a successful international business on a global scale thanks to Nexters’ expertise in various genres and on various platforms that we have accumulated within our years of growth.

So besides positive financial metrics, we set strategic vectors in the third quarter, the effects of which will, we believe, positively contribute to Nexters’ long-term performance.”

Third quarter 2021 financial performance

US$ million	Q3 2021	Q3 2020	Change (%)	9M 2021	9M 2020	Change (%)
Revenue	115	65	77%	312	187	67%
Platform commissions	(31)	(18)	72%	(85)	(54)	57%
Game operation cost	(5)	(4)	25%	(13)	(11)	18%
Selling and marketing expenses	(64)	(53)	21%	(219)	(126)	74%
G&A expenses	(6)	(0.3)	n.m.	(14)	(1)	n.m.
Share listing expense*	(125)	—	n.m.	(125)	—	n.m.
Net loss	(104)	(11)	n.m.	(135)	(7)	n.m.
Adjusted Net Income/Loss	8	(11)	n.m.	(20)	(7)	n.m.

Cash flows generated from operating activities	51	32	59%	62	79	-22%

* Non-cash non-recurring expense by nature.

In the third quarter of 2021 our revenue increased by $50 million (or 77%) year-over-year and amounted to $115 million, driven primarily by an increase in bookings in the amount of $34 million (or 29%) year-over-year to $151 million.

Platform commissions increased by 72% in the third quarter of 2021 compared with the same period in 2020, driven primarily by the increase in revenues.

Game operation costs increased by $1 million in third quarter 2021 vs. the same period in the prior year to reach $5 million due to an increase in the scale of the Group’s operations.

Selling and marketing expenses in the third quarter of 2021 increased by $11 million, or 21% year-over-year, and amounted to $64 million. The increase was due to growth of the investments into the acquisition of additional players in the third quarter of 2021 vs. the same period in prior year. Our selling and marketing expenses came back to the normalized level in the third quarter of 2021, driving the total 30% lower as compared to the peak levels of the second quarter of 2021, in line with our initial plan.

General and administrative expenses (hereinafter referred to as “G&A expenses”) increased by $6 million in the third quarter 2021 vs. third quarter 2020. The increase was primarily driven by an increase in personnel and other expenses resulting from: (i) recurring and non-recurring expenses associated with listing on NASDAQ; (ii) consolidation of the Russian subsidiaries since the beginning of the 2021 and (iii) the increase in the scale of the Group’s operations.

Excluding the non-recurring expenses related to our business combination with Kismet Acquisition One Corp, G&A expenses in Q3 2021 would have increased by approximately $4 million over the low amount recorded in the comparative period of the prior year, driven by an increase in personnel and other expenses resulting from: (i) recurring expenses associated with listing on NASDAQ; (ii) consolidation of the Russian subsidiaries since the beginning of the 2021 and (iii) the increase in the scale of the Group’s operations.

Share listing expense is a non-cash non-recurring expense, which is determined as the excess of the fair value of the equity instruments issued by the Company over the fair value of the identified net assets contributed by Kismet Acquisition One Corp in its business combination with Nexters (please refer to Note 11 of the Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2021 and September 30, 2020 for further details regarding the share listing expense).

Net loss in the third quarter of 2021 amounted to $104 million vs. $11 million in the respective period of 2020. The net loss in the third quarter of 2021 originated predominantly from the non-cash non-recurring share listing expense in the amount of $125 million.

We have achieved an Adjusted Net Profit in the amount of $8 million in the third quarter of 2021, an increase of $19 million vs. an Adjusted Net Loss of $11 million in the respective period of 2020. This significant increase was primarily driven by the increase in revenues partially offset by the increase in selling and marketing expenses, platform commissions and G&A expenses.

Cash flows generated from operating activities amounted to $51 million in the third quarter of 2021 vs. $32 million in the same period of 2020, up 59% demonstrating the increased efficiency and cash generation capacity of our business in the third quarter of 2021. Our cash flows generated from operating activities also substantially improved in comparison to the immediately preceding quarter, when this parameter was negative.

Third quarter 2021 operational performance

	Q3 2021	Q3 2020	Change	9M 2021		9M 2020	Change
Bookings ($ million)	151	117	29%	418	*	325	29%
share of advertising	6%	3%	3p.p.	5%		3%	2p.p.
MPU (thousand)	371	286	30%	361		285	27%
ABPPU ($)	128	132	(3)%	122		122	0%
Total FTE (at the end of the period)	661	376	76%	661		376	76%

* Here and elsewhere in this press release the bookings for the nine months ended September 30, 2021 have been restated to account for the correction of an immaterial error in respect of taxes (please refer to Note 4 of the Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2021 and September 30, 2020 for further details).

The share of advertisement sales as percentage of total bookings approximately doubled in the third quarter of 2021 to 6% compared to 3% in the third quarter of 2020.

Our substantial investments in marketing in 2021 resulted in a substantial increase in MPUs, which reached 371 thousand in the third quarter of 2021 vs. 286 thousand in the respective period of 2020, a growth of 30%. In the third quarter of 2021 we have observed growth in bookings across all key platforms and geographies, with especially strong performance in the Desktop version of our games and in Asia, growing 55% and 95% respectively year-over-year.

In the third quarter of 2021 ABPPU remained relatively stable at $128 in comparison to $132 in the respective period of 2020 as we originated a substantial number of new paying users in 2021, who tend to have lower ABPPUs at the beginning of their lifespans, accompanied by the fact that the share of the paying users located in the geographies where the users tend to spend less in online gaming increased in our number of total MPUs.

The substantial increase in MPUs accompanied by a relatively stable level of ABPPU resulted in quarterly bookings of $151 million in the third quarter of 2021, which grew 29% year-over-year from $117 million in the third quarter of 2020.

Split of bookings by platform	Q3 2021	Q3 2020	Change (%)	9M 2021	9M 2020	Change (%)
Mobile	70%	75%	20%	68%	77%	14%
Desktop	30%	25%	55%	32%	23%	79%

The Desktop versions of our games enable us to access a wider audience and expand our addressable market. Additionally, bookings generated on this platform are subject to a lower commission, taking the platform commissions down to 27% of revenues in the third quarter of 2021, declining 1 p.p year-over-year. In the mobile platforms, growth was predominantly driven by iOS, where we continue to see attractive user acquisition costs.

Split of bookings by geography	Q3 2021	Q3 2020	Change (%)	9M 2021	9M 2020	Change (%)
US	30%	37%	5%	32%	39%	6%
Europe	21%	23%	19%	22%	23%	23%
Asia	26%	17%	95%	24%	15%	104%
FSU	13%	15%	11%	13%	15%	10%
Other	10%	8%	67%	9%	8%	46%

Geographically, the strongest growth of bookings of 95% year-over-year was demonstrated in Asia, with Japan and South Korea being the key drivers.

In the second half of 2021 we remained on track with our new game releases. In July 2021 we released Chibi Island on iOS and Android. As of 30th September 2021, this new casual adventure game accumulated ca. 1.4 million downloads on iOS and Android. Every month it engages 280 thousand players on average and generates between $200 to $300 thousand of bookings. Throne Rush, a fantasy strategy and one of the Company’s earliest games, has been launched on the Web platform in October 2021 with a view towards a further diversification of platforms and a reduction of commissions. Furthermore, we are in preparations to soft-launch one more casual game in the coming weeks. The new releases are in line with the company’s product strategy that, besides further scaling in the mid-core market, has a strong focus on genre diversification. Hero Wars, the Company’s largest game, proceeds to grow – its mobile version has recently celebrated its 5th anniversary, with the title’s lifetime bookings surpassing a milestone of $1 billion.

Towards the end of September, Nexters launched the Boost program – an M&A initiative for talented teams across the world with a focus on Russian-speaking developers in Eastern European countries. The program will provide select developers with know-how to unlock the participants’ full potential and is designed to help them achieve international success as well as investments that range between approximately $500,000 and $2.5 million per project in exchange for an equity share in the studio. Since its launch the Boost team has reviewed dozens of projects and is continuing to establish connections within the indie community, as well as having started negotiations with a few potential targets. Nexters Boost is the first public step in the Company’s broader mergers and acquisitions strategy to grow Nexters as a consolidator. This program should diversify the Company’s product portfolio and bring new growth opportunities in the coming years.

Q3 and 9M 2021 conference call and webcast

Nexters will host a conference call and webcast to discuss its results at 10:00 a.m. U.S. Eastern Time (5:00 p.m. Moscow time, 3:00 p.m. London time) the same day.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928000
UK (toll free):	08003767922
UK (local):	08445718892
USA (toll free):	18669661396
USA (local):	16315107495
Russian Federation (toll free):	81080023575011
Russian Federation (local):	4952499849

Conference ID:	1467608

Webcast: https://edge.media-server.com/mmc/p/i9c4n6nv

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 600+ inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations
Roman Safiyulin | Chief Corporate Development Officer
r.safiyulin@nexters.com

Media
Andrey Akimov | Chief Communications Officer
aa@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-GAAP Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted Net Income/Loss” (the “Non-GAAP Financial Measure”). The Company defines Adjusted Net Income/Loss as the net income/loss as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) share-based compensation expense, (ii) impairment of non-current assets, (iii) any gains and losses arising as result of business combinations (including the amortization of intangible assets acquired in the business combinations and transaction costs related to the business combinations) and (iv) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-GAAP Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-GAAP Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-GAAP Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the Net Income/Loss to the Adjusted Net Income/Loss

(US$ million)	Q3 2021	Q3 2020	9M 2021	9M 2020
Net loss	(104)	(11)	(135)	(7)
Add back:
- Share based compensation expense	-	-	1
- Impairment of non-current assets	-	-	-	-
- Gains and losses arising as result of business combinations*	125	-	125	-
- Other items that we do not consider indicative of our ongoing operating performance**	(13)	-	(10)	-
- Tax effect of the reconciling items	-		(1)
Adjusted Net Income/Loss	8	(11)	(20)	(7)

* Consists entirely of the non-cash non-recurring share listing expense.

** Includes non-recurring expenses related to the listing on NASDAQ and merger with Kismet Acquisition One Corp which are added back less the gain resulting from change in fair value of the warrant obligations.

Exhibit 99.2

NEXTERS INC.

Interim Condensed Consolidated Statement of Financial Position

As at September 30, 2021 and December 31, 2020*

(in thousands of US$)

	NOTE	September 30, 2021	December 31, 2020
ASSETS
Non-current assets
Property and equipment	14	1,098	171
Intangible assets		145	76
Goodwill	3	1,473	—
Long-term deferred platform commission fees	21	113,185	89,588
Right-of-use assets	16	1,430	1,044
Deferred tax asset		7	—
Total non-current assets		117,338	90,879
Current assets
Trade and other receivables	17	47,669	32,974
Loans receivable	15	—	8
Cash and cash equivalents		105,453	84,557
Prepaid tax		3,213	3,137
Total current assets		156,335	120,676
Total assets		273,673	211,555

LIABILITIES AND SHAREHOLDERS' EQUITY
Equity
Share capital		—	27
Other reserves		163,882	8,289
Accumulated deficit		(342,496)	(110,513)
Total equity		(178,614)	(102,197)
Non-current liabilities
Lease liabilities - non-current	16	541	818
Long-term deferred revenue	21	119,398	79,221
Share warrant obligations	20	18,472	—
Total non-current liabilities		138,411	80,039
Current liabilities
Short-term loans	19	—	49
Lease liabilities - current	16	860	293
Trade and other payables	18	30,299	17,503
Tax liability		620	306
Deferred revenue	21	282,097	215,562
Total current liabilities		313,876	233,713
Total liabilities		452,287	313,752
Total liabilities and shareholders' equity		273,673	211,555

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

* Reflects a correction to the amount reported in Nexters Global’s (subsidiary) audited consolidated statement of financial position as at December 31, 2020 due to the identification of an immaterial error relating to the calculation of withholding taxes. For further information, see Note 4 (Use of judgements and estimates—Immaterial error).

NEXTERS INC.

Interim Condensed Consolidated Statement of Profit or Loss and Other

Comprehensive Income

For the three and nine months ended September 30, 2021 and September 30, 2020*

(in thousands of US$)

	NOTE	Nine months ended September 30,		Three months ended September 30,
		2021	2020	2021	2020
Revenue	7	311,510	186,535	115,177	64,500
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions		(84,707)	(54,196)	(30,717)	(18,422)
Game operation cost	8	(12,997)	(11,471)	(4,838)	(4,220)
Selling and marketing expenses	9	(219,154)	(126,392)	(63,682)	(53,039)
General and administrative expenses	10	(13,695)	(869)	(6,057)	(306)
Share listing expense	11	(125,438)	—	(125,438)	—
Total costs and expenses, excluding depreciation and amortization		(455,991)	(192,928)	(230,732)	(75,987)
Depreciation and amortization		(1,713)	(395)	(645)	(163)
Loss from operations		(146,194)	(6,788)	(116,200)	(11,650)
Net finance income		11,544	348	12,791	702
Loss before income tax		(134,650)	(6,440)	(103,409)	(10,948)
Income tax expense	12	(845)	(612)	(291)	(223)
Loss for the period, net of tax		(135,495)	(7,052)	(103,700)	(11,171)
Other comprehensive (loss)/income		(392)	3	(142)	1
Total comprehensive loss for the period, net of tax		(135,887)	(7,049)	(103,842)	(11,170)

Loss per share:
Basic and diluted loss per share, US$	6	(0.76)	(0.04)	(0.56)	(0.06)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

* Reflects a correction to the amount reported in Nexters Global’s (subsidiary) audited consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020 due to the identification of an immaterial error relating to the calculation of withholding taxes. For further information, see Note 4 (Use of judgements and estimates— Immaterial error).

NEXTERS INC.

Interim Condensed Consolidated Statement of Changes in Equity

For the nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ except number of shares)

	NOTE	Number of shares outstanding	Share capital	Other reserves	Accumulated deficit	Total
Balance at January 1, 2020		20,000	27	8,106	(56,702)	(48,569)
Loss for the period		—	—	—	(7,052)	(7,052)
Other comprehensive income		—	—	—	3	3
Total comprehensive loss for the period		—	—	—	(7,049)	(7,049)
Share-based payments	25	—	—	36	(538)	(502)
Distribution and dividends	13	—	—	—	(17,910)	(17,910)
Total transactions with shareholders		—	—	36	(18,448)	(18,412)
Balance at September 30, 2020		20,000	27	8,142	(82,199)	(74,030)

Balance at December 31, 2020, as previously reported		20,000	27	8,289	(111,070)	(102,754)
Impact of correction	4	—	—	—	557	557
Balance at January 1, 2021		20,000	27	8,289	(110,513)	(102,197)
Loss for the period		—	—	—	(135,495)	(135,495)
Other comprehensive loss		—	—	(390)	(2)	(392)
Total comprehensive loss for the period		—	—	(390)	(135,497)	(135,887)
Equity contribution from shareholders	3	—	(27)	119,680	—	119,653
Issuance of shares upon the Transaction	3	196,503,101	—	—	—	—
Share-based payments	11/25	—	—	125,534	(486)	125,048
Share warrant obligations	20	—	—	(32,109)	—	(32,109)
Distribution and dividends	3/13	—	—	(57,122)	(96,000)	(153,122)
Total transactions with shareholders		196,503,101	(27)	155,983	(96,486)	59,470
Balance at September 30, 2021		196,523,101	—	163,882	(342,496)	(178,614)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NEXTERS INC.

Interim Condensed Consolidated Statement of Cash Flows

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$)

	Note	Nine months ended September 30,		Three months ended September 30,
		2021	2020	2021	2020
Operating activities
Loss for the period, net of tax		(135,495)	(7,052)	(103,700)	(11,171)
Adjustments for:
Depreciation and amortization		1,713	395	645	163
Share-based payments expense	11/25	126,349	36	125,644	12
Net finance costs/(income) excluding bank charges		1,875	(458)	747	(731)
Change in fair value of share warrant obligations	20	(13,637)	-	(13,637)	-
Income tax expense	12	845	612	291	223
		(18,350)	(6,467)	9,990	(11,504)
Changes in working capital:
Increase in deferred platform commissions	21	(23,597)	(40,686)	(7,932)	(14,736)
Increase in deferred revenue	21	106,712	138,816	34,990	52,976
(Increase)/decrease in trade and other receivables		(15,261)	(16,182)	16,341	(1,505)
Increase/(decrease) in trade and other payables		12,480	3,941	(2,241)	7,476
		80,334	85,889	41,158	44,211
Income tax paid		(135)	(290)	(105)	(290)
Net cash flows generated from operating activities		61,849	79,132	51,043	32,417

Investing activities					-
Acquisition of intangible assets		(145)	-	(55)	-
Acquisition of property and equipment	14	(710)	(139)	(261)	(90)
Acquisition of subsidiary net of cash acquired	3	(1,240)	-	-	-
Proceeds from repayment of loans	15	8	521	282	342
Net cash flows (used in)/from investing activities		(2,087)	382	(34)	252

Financing activities
Payments of lease liabilities	16	(1,367)	(246)	(427)	(13)
Interest on lease	16	(54)	(18)	(4)	(9)
Repayment of borrowings	19	(49)	(3,978)	-	-
Dividends paid and distribution to shareholders	3/13	(155,684)	(17,853)	(105,150)	(9,666)
Cash acquired in the Transaction	3	119,659	-	119,659	-
Net cash flows from/(used in) financing activities		(37,495)	(22,095)	14,078	(9,688)

Net increase in cash and cash equivalents for the period		22,267	57,419	65,087	22,981
Cash and cash equivalents at the beginning of the period		84,557	17,565	40,898	52,499
Effect of changes in exchange rates on cash held		(1,371)	925	(532)	429
Cash and cash equivalents at the end of the period		105,453	75,909	105,453	75,909

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

1.	Reporting entity

Nexters Inc. (the “Company”) is a business company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating the Transaction contemplated by the Business Combination Agreement (see Note 3), which was consummated on August 26, 2021.

Prior to the Transaction, the Company had no material assets and did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings.

The mailing address of Nexters Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

Nexters Inc., is the direct parent of Nexters Global Ltd (the “Subsidiary”), which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. The Subsidiary’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 23.

The Group has no ultimate controlling party.

2.	Basis of preparation

These interim condensed consolidated financial statements for the three and nine months ended September 30, 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), and should be read in conjunction with the Subsidiary’s last annual consolidated financial statements as at and for the year ended December 31, 2020 included in the Form F-4/A for the year ended December 31, 2020 as filed with the Securities and Exchange Commission on July 28, 2021. They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the annual consolidated financial statements for the year ended December 31, 2020.

These interim condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on November 12, 2021.

3.	Summary of significant accounting policies

The accounting policies and methods of computation applied in the preparation of these interim condensed consolidated financial statements are consistent with those disclosed in the Subsidiary’s annual consolidated financial statements of the Group for the year ended December 31, 2020 included in the Form F-4/A for the year ended December 31, 2020 as filed with the Securities and Exchange Commission on July 28, 2021, except for the adoption of new standards effective as at January 1, 2021 and described below. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.1.	Specific policies applicable from January 1, 2021 for interest rate benchmark reform and COVID-19-related rent exemption

Interest Rate Benchmark Reform Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 became effective since January 1, 2021.

These Phase 2 amendments provide practical relief from certain requirements in IFRS Standards. These reliefs relate to modifications of financial instruments and lease contracts or hedging relationships triggered by a replacement of a benchmark interest rate in a contract with a new alternative benchmark rate.

The amendments also provide an exception to use a revised discount rate that reflects the change in interest rate when remeasuring a lease liability because of a lease modification that is required by interest rate benchmark reform.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

Finally, the Phase 2 amendments provide a series of temporary exceptions from certain hedge accounting requirements when a change required by interest rate benchmark reform occurs to a hedged item and/or hedging instrument that permit the hedge relationship to be continued without interruption.

The International Accounting Standards Board (IASB) has published 'COVID-19-Related Rent Concessions beyond June 30, 2021 (Amendment to IFRS 16), that extends, by one year, the May 2020 amendment that provides lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification.

These amendments had no impact on the interim condensed consolidated financial statements of the Group.

3.2.	Business combinations, goodwill and merger transaction

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the total of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed and included in operating expenses.

The Group measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as at the acquisition date.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and vested share-based payment awards of the acquiree that are replaced in the business combination.

If control is achieved in stages, the acquirer's previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

A contingent liability of the acquiree is recognized in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Only components of non-controlling interest constituting a present ownership interest that entitles their holder to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or at the present ownership instruments' proportionate share of the acquiree's identifiable net assets. All other components are measured at their acquisition date fair value.

The Group accounts for a change in the ownership interest of a subsidiary (without loss of control) as a transaction with owners in their capacity as owners. Therefore, such transactions do not give rise to goodwill, nor do they give rise to a gain or loss and are accounted for as an equity transaction.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. If the Group reorganizes its reporting structure in a way that changes the composition of one or more cash-generating units to which goodwill has been allocated, the goodwill is reallocated to the units affected. The reallocation is performed using a relative value approach similar to that used in connection with the disposal of an operation within a cash-generating unit, unless some other method better reflects the goodwill associated with the reorganized units.

Acquisition of NX Studio LLC, NX Online LLC and NHW Ltd

On February 3, 2021, Nexters Global Ltd acquired 100% of the voting shares in NX Online LLC and NX Studio LLC, two Russian game development studios, for the total consideration of 1,247 (RUB 93 million), which comprises the whole business acquisition. The consideration was fully paid in cash. The Company’s management considers the acquisition of the product development team as a primary business purpose of the deal. The acquisition has been accounted for using the acquisition method. The interim condensed consolidated financial statements include the results of the companies for the eight-month period from the acquisition date.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

On April 5, 2021, Nexters Global Ltd acquired 100% of the voting shares in NHW Ltd, a company registered in accordance with the laws of the Republic of Cyprus, for the total consideration of 24 (€20,000), which comprises the whole business acquisition. The consideration was fully paid in cash. The Company’s management considers the acquisition of the testing development team as a primary business purpose of the deal. The acquisition has been accounted for using the acquisition method. The interim condensed consolidated financial statements include the results of the company for the six-month period from the acquisition date.

The fair values of the identifiable assets and liabilities of all the acquired companies as at the date of acquisition were:

	Fair value recognized on acquisition, February 3, 2021, NX Studio LLC	Fair value recognized on acquisition, February 3, 2021, NX Online LLC	Fair value recognized on acquisition, April 5, 2021, NHW Ltd
Assets
Property and equipment	390	85	—
Intangible assets	38	14	—
Right-of-use assets	1,164	395	—
Trade and other receivables	656	80	15
Other assets	91	27	—
Cash and cash equivalents	26	4	1
Prepaid tax	28	—	—
	2,393	605	16
Liabilities
Deferred tax liability	(4)	(16)	—
Lease liabilities - current	(1,164)	(395)	—
Trade and other payables	(1,415)	(218)	—
Tax liability	—	(4)	—
	(2,583)	(633)	—
Total identifiable net assets at fair value	(190)	(28)	16
Goodwill arising on acquisition	1,274	191	8
Purchase consideration transferred	1,084	163	24

Analysis of cash flows on acquisition:
Net cash acquired with the subsidiary	31
Cash paid	(1,271)
Net cash flow in acquisition	(1,240)

Goodwill recognized in the amount of 1,473 is attributable primarily to the expected synergies and was assigned to the whole Group as one Cash Generating Unit. None of the goodwill is expected to be deductible for income tax purposes. The Company did not recognize separately from the acquisition any acquisition related costs that should be expensed in the current period.

Russian companies’ property and equipment consist of office equipment purchased within 2020, so its fair value approximates to its carrying amount.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

At the date of the acquisition, the fair value of the trade receivable of Russian companies approximates to its carrying amount due to the fact they are represented by short-term advances and lease deposit.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

The companies’ trade and other receivables amount represents gross contractual amounts for the acquired receivables.

Nexters Global Ltd and Russian companies were parties to a pre-existing relationship with the acquirees, which should be accounted for separately from the business combination. No additional adjustment was made for the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared with terms of current market transactions for the same or similar items, as the transactions comprising pre-existing relationship were executed on the market terms.

From the date of acquisition, NX Studio LLC and NX Online LLC and NHW Ltd have contributed no revenue as it was entirely intercompany and was eliminated and contributed 624, 210 and 10 respectively to the net profit before tax from the continuing operations of the Group.

If the acquisition had taken place at the beginning of the year, net profit from continuing operations for the period contributed by NX Studio LLC, NX Online LLC and NHW Ltd would have been 417, 155 and 10.

Nexters Global Ltd merger with Kismet Acquisition One Corp

On August 26, 2021 the Company successfully consummated the previously announced business combination with Kismet Acquisition One Corp. (“Kismet”), which was announced on February 1, 2021. The Company treated the Transaction as a capital transaction equivalent to the issue of shares of the Company in exchange for the net monetary assets of Kismet. The Transaction did not constitute a business combination as defined under IFRS 3 Business Combinations, as Kismet is a non-operating entity that does not meet the definition of a business under IFRS 3, as given that it consisted predominantly of cash in the Trust Account.

As at the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (the “Transaction”):

•	the merger of Kismet into Nexters Inc., with Nexters Inc. surviving the merger and the security holders of Kismet (other than security holders of Kismet who elected to redeem their Kismet ordinary shares) becoming security holders of Nexters Inc. (the “Merger”),

•	the acquisition by Nexters Inc. of all the issued and outstanding share capital of Nexters Global Ltd. from the holders of Nexters Global’s share capital for a combination of cash and Nexters Global’s ordinary shares, such that Nexters Global is a direct wholly owned subsidiary of Nexters Inc. (the “Share Acquisition”).

Prior to the Merger, a total of 21,811,242 Kismet ordinary shares were redeemed for a value of 218,190, resulting in a total of 3,188,758 Kismet’s public ordinary shares remaining issued and outstanding as at the time of the Merger.

Under the Business Combination Agreement, in consideration for the purchase of Nexters Global’s share capital in the Share Acquisition, Nexters Inc.:

•	paid to the shareholders of Nexters Global cash in an aggregate amount of 57,122;

•	issued to the shareholders of Nexters Global a total of 176,584,343 Nexters Inc. ordinary shares; and

•	will issue to the former shareholders of Nexters Global 20,000,000 Deferred Exchange Shares, subject to certain conditions being met, as further described in the section entitled (“Deferred Exchange Shares”).

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

The cash acquired by the Group in the Transaction (post all transaction related expenses) amounted to 119,654.

On January 31, 2021, Kismet, Nexters Inc. and Kismet Sponsor Limited, a British Virgin Islands business company (the “Sponsor”) entered into an amended and restated Forward Purchase Agreement (the “A&R Forward Purchase Agreement”). The A&R Forward Purchase Agreement amended the Forward Purchase Agreement, dated August 5, 2020, between Kismet and the Sponsor by, among other things, increasing the Sponsor’s purchase commitment thereunder from US$ 20 million to US$ 50 million and replacing the Sponsor’s commitment to acquire Kismet’s units with a commitment to acquire 5,000,000 Nexters Inc. ordinary shares and 1,000,000 Nexters Inc. public warrants in a private placement which occurred after the Merger and prior to the Share Acquisition.

On July 16, 2021, Kismet, Nexters Global Ltd and the Sponsor entered into separate subscription agreements (each as amended, restated or supplemented from time to time, a “PIPE Subscription Agreement”) with certain institutional investors that are not “U.S. persons” as defined in Regulation S under the Securities Act and with whom the Sponsor had prior business relationships (each, a “PIPE Investor”), pursuant to which the PIPE Investors agreed to subscribe for and purchase an aggregate of 5,000,000 Nexters ordinary shares for a purchase price of US$ 10.00 per share for an aggregate commitment of US$ 50 million in a private placements outside the United States in reliance on Regulation S under the Securities Act (the “PIPE”). The PIPE was consummated concurrently with the closing of the Transaction.

As at Closing Date, immediately subsequent to the consummation of the Transaction, there were 196,523,101 Nexters ordinary shares outstanding. Additionally, there were 20,250,000 Nexters warrants outstanding, each of which entitle the holder to purchase one Nexters ordinary share at an exercise price of US$ 11.50 per share. Furthermore, options to purchase 120,000 Nexters ordinary shares at an exercise price of US$ 10.00 per share were held by three of Kismet’s independent directors, which options vested upon the consummation of the Transaction.

The following table sets forth information regarding the shareholdings of Nexters ordinary shares as at the Closing Date immediately subsequent to the consummation of the Transaction, based on the actual number of shares held and outstanding.

	Number of Ordinary Shares	Percentage of Ordinary Shares
Kismet’s public shareholders	3,188,758	1.6%
Sponsor	11,750,000	6.0%
Nexters Global shareholders	176,584,343	89.9%
PIPE investors	5,000,000	2.5%
Total	196,523,101	100%

Deferred Exchange Shares

An aggregate of 20,000,000 Nexters Inc. deferred exchange shares were issued to the former shareholders of Nexters Global as part of the Transaction. The issuance has been deferred as follows: (i) the issuance of 10,000,000 ordinary shares, in the aggregate, is deferred until the volume weighted average trading price of Nexters Inc. ordinary shares is US$ 13.50 or greater for any 20 trading days within a period of 30 trading days prior to the third anniversary of the Share Acquisition Closing; and (ii) the issuance of an additional 10,000,000 ordinary shares, in the aggregate, is deferred until the volume weighted average trading price of Nexters Inc. ordinary shares is US$ 17.00 or greater for any 20 trading days within a period of 30 trading days prior to the third anniversary of the Share Acquisition Closing.

The arrangement is accounted for in accordance with IFRS 2 and considered in calculation of the share listing expense (see Note 11).

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

4.	Use of judgements and estimates

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2020 except for as described below.

Change in estimates and accounting policy

Lifespans – changes in estimate

Since January 1, 2020 we determine the estimated weighted average playing period of payers by game on a quarterly basis, beginning at the time of a payer’s first purchase in the respective game and ending on a date when that paying player is deemed to be no longer playing. To determine when paying players are no longer playing a given game, we analyse the entire population of payers who made in-game payments in the relevant periods and determine whether each payer is an active or inactive player as at the date of our analysis. To determine which payers are inactive, we analyse the dates that each payer last logged into that game. We determine a player to be inactive once they have reached a period of inactivity for which it is probable that they will not return to a specific game. We use judgment to set a minimum period of inactivity to distinguish between active users and those that are deemed inactive at the date of evaluation which is currently determined as 30 days after last login date for the majority of platforms/games. Based on the actual expired lifespans and projection for active players, we then project an average expected lifespan term of the population.

We use a statistical estimation model to arrive at the average playing period of the paying users for each platform. As at September 30, 2021 and 2020 player lifespan for Hero Wars averages 24 and 21 months respectively.

The estimated player lifespan in our other games as at September 30, 2021 and 2020 averages 24 months and 38 months respectively.

Had there been no change in the estimated players lifespans as at September 30, 2021 as compared to September 30, 2020, the revenue for the nine months ended September 30, 2021 would have been higher by an amount of 50,586 and the profit before tax for the nine months ended September 30, 2021 (also taking into consideration the effects of estimated players lifespans on platform commissions) would have been higher by an amount of 36,438.

Short-term leases and leases of low-value assets – change in accounting policy

The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

Since January 1, 2021 the Group does not apply the short-term lease recognition exemption to its short-term leases of office premises (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on such short-term leases are recognized as a right-of-use asset and a lease liability at the lease commencement date.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

Immaterial error

During the first quarter of 2021, the Group identified an omission related to the calculation of withholding tax in Brazil and Taiwan. In accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the Group evaluated the materiality of the errors from both a quantitative and qualitative perspective and concluded that the omissions were immaterial to the Group’s prior period consolidated financial statements. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no amendments to previously filed reports are required, and the comparative data for the year ended December 31, 2020 is corrected in these interim condensed consolidated financial statements. Consequently, as at and for the year ended December 31, 2020, the correction of the errors resulted in an increase in Revenue from sales of virtual goods of 463 (Taiwan withholding tax) and an increase in Corporate income tax expense by 844 (Taiwan and Brazil withholding tax) with the respective increase in Tax liabilities by 289 and the decrease of Trade and other payables by 97 and Trade and other receivables by 189.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

For the nine months ended September 30, 2020 the correction of the errors resulted in an increase in Revenue from sales of virtual goods of 253 (Taiwan withholding tax) and an increase in Corporate income tax expense by 612 (Taiwan and Brazil withholding tax) with the respective increase in Tax liabilities by 216 and decrease in Trade and other receivables by 210 and the decrease of Trade and other payables by 67.

For the three months ended September 30, 2020 the correction of the errors resulted in an increase in Revenue from sales of virtual goods of 78 (Taiwan withholding tax) and an increase in Corporate income tax expense by 223 (Taiwan and Brazil withholding tax).

During the third quarter of 2021, the Group identified an immaterial error related to the calculation of withholding tax in Japan for the periods ended on December 31, 2020 and earlier. Effective October 1, 2015, business-to-consumer (“B2C”) sales of electronically supplied services (“ESS”) provided to recipients in Japan are subject to Japanese Consumption Tax (“JCT”). Based on the updated estimation the Group’s tax obligation should be determined as 10/110% of Gross Sales of the Group in Japan in the reporting period if Gross Sales for two years before the reporting period exceeded 10,000,000 JPY. As such, sales starting 2021 are subject to taxation as the threshold of 10,000,000 JPY as per JCT was exceeded in the year 2019. However, as at December 31, 2020 it was considered all the gross bookings in the jurisdiction should be taxed, thus, tax obligation was accrued on those sales.

The Management of the Company retrospectively corrected the liability previously accrued as at December 31, 2020 in the amount of 1,999. Since these revisions were not material to any prior period interim or annual consolidated financial statements, no restatements to previously filed reports are required, and the comparative data for the year ended December 31, 2020 is revised in these interim condensed consolidated financial statements. Consequently, as at and for the year ended December 31, 2020, the correction of the errors resulted in an increase in Revenue from sales of virtual goods of 913 and a decrease in Platform commission expense by 25 with the respective decrease of Trade and other payables by 1,999, in an increase to Long-term deferred revenue by 235, Deferred revenue by 851 and Long-term deferred platform commission fees by 25.

For the nine months ended September 30, 2020 the correction of the errors resulted in an increase in Revenue from sales of virtual goods of 429 and a decrease in Platform commission expense by 10 with the respective decrease of Trade and other payables by 1,154, in an increase in Long-term deferred revenue by 117, Deferred revenue by 608 and Long-term deferred platform commission fees by 10.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

Warrants’ valuation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,250,000 warrants of the Company, 13,500,000 of which are public and 6,750,000 of which are private.

The Company accounts for the warrants in its financial statements as liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date until exercised, with any change in fair value to be recognized in the statement of profit or loss and other comprehensive income.

The fair value of Public Warrants, which are traded in active market is measured based on the quoted market prices.

Management exercised judgement in applying Monte-Carlo simulation for the purpose of estimating fair value of Private Warrants disclosed in the Note 20. One of the key inputs significantly impacting the derived fair value is the Company's share price quote on Nasdaq. Based on management’s assessment, the share price quote should be used as an input to the model without any adjustments. For the key assumptions of the model see Note 20.

Seasonality

Our business experiences the effects of seasonality. We usually experience certain decreases in the efficiency of our marketing and user acquisition towards the end of the year as a result of competition for those same users from retail advertising campaigns during Halloween, Thanksgiving and Christmas. We typically benefit from the increased efficiency in this respect during the first quarter of each year. To address seasonality, our strategy is to (i) decrease the intensity of our user acquisition and marketing campaigns towards the end of the year; (ii) only utilize those channels and instruments that we believe are less saturated with the competing marketing campaigns; and (iii) increase the intensity of our user acquisition and marketing activities in the first quarter of each year. Furthermore, we usually experience decreased retention of our users during the summer months, as players tend to spend less time in-game compared to other seasons.

5.	Segment reporting

We operate through one operating segment with one business activity: development and publishing of online games for mobile, web and social platforms, including Hero Wars, Island Experiment, Throne Rush and other. The financial information reviewed by our Chief Operating Decision Maker, which is our Chief Executive Officer and Board of Directors, is included within one operating segment for purposes of allocating resources and evaluating financial performance.

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferrals on a by country basis. Therefore, we applied average deferral rate to in-game purchases disaggregated by geography.

6.	Loss per share

Basic loss per share amounts are calculated by dividing loss for the year net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share amounts are calculated by dividing the net loss for the year net of tax attributable to ordinary equity holders of the parent adjusted for the effect of any potential share exercise by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

The following reflects the income and share data used in basic and diluted loss per share computations for the three and nine months ended September 31, 2021 and 2020:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Loss for the period net of tax attributable to ordinary equity holders of the parent for basic earnings	(135,495)	(7,052)	(103,700)	(11,171)
Weighted average number of ordinary shares for basic and diluted earnings per share	179,140,594	176,584,343	184,169,740	176,584,343
Loss per share:
Loss attributable to ordinary equity holders of the parent, US$	(0.76)	(0.04)	(0.56)	(0.06)

The Company applies guidance on retrospective adjustments in IAS 33 to reflect the impact of the Transaction described in Note 3 on the earnings per share calculation. The number of shares prior to the Transaction was determined as a number of shares of Nexters Global Ltd multiplied by the ratio of the Nexters Inc. shares issued to the Nexters Global Ltd shareholders upon the Transaction to the Nexters Global Ltd shares prior to the Transaction.

The Company does not consider the effect of the warrants sold in the Initial Public Offering and private placement in the calculation of diluted loss per share, since they do not have a dilutive effect (they are not ‘in the money’). Deferred exchange shares are not considered by the Company in calculation of the basic and diluted earnings per share, as the instrument is neither vested at the reporting date nor would have been vested if the reporting date were the end of the contingent period.

7.	Revenue

The following table summarizes revenue from contracts with customers for the three and nine months ended September 30, 2021 and 2020:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
In-game purchases	291,758	175,041	106,277	60,614
Advertising	19,752	11,494	8,900	3,886
Total	311,510	186,535	115,177	64,500

The amount of 155,954 recognized as in-game purchases revenue during the nine months ended September 30, 2021 (nine months ended September 30, 2020: 56,063) was included in the balance of deferred revenue as at January 1, 2021 and 2020 respectively (for details see Note 21).

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

The following table set forth revenue disaggregated based on geographical location of our payers:

Geographic location	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
US	99,127	72,513	35,334	23,863
Europe	68,427	42,850	23,838	15,185
FSU*	40,972	27,980	15,433	9,345
Asia	75,011	28,072	29,945	11,037
Other	27,973	15,120	10,627	5,070
Total	311,510	186,535	115,177	64,500

*Former Soviet Union countries includes Russia, Ukraine, Georgia, Belorussia, Uzbekistan, Armenia, Azerbaijan, Kazakhstan, Kyrgyzstan, Moldova, Turkmenistan, Tajikistan, Latvia, Lithuania and Estonia.

98% of the Group’s total revenues for the nine months ended September 30, 2021 was generated by Hero Wars game title (97% - for the nine months ended September 30, 2020).

98% of the Group’s total revenues for the three months ended September 30, 2021 was generated by Hero Wars game title (98% - for the three months ended September 30, 2020).

8.	Game operation cost

Game operation cost consists mainly of employee benefits expenses in comparison with prior periods due to the acquisition of Russian companies, which previously provided technical support services to the Company.

The following table summarizes game operation cost for the three and nine months ended September 30, 2021 and 2020:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Technical support services	(3,651)	(10,804)	(1,103)	(3,957)
Employee benefits expenses	(9,346)	(667)	(3,735)	(263)
	(12,997)	(11,471)	(4,838)	(4,220)

Technical support mainly relates to maintenance and upgrades of the Group's software applications provided by a third party.

9.	Selling and marketing expenses

Selling and marketing expenses consist mainly of expenses to attract new users through advertising. The following table summarizes selling and marketing expenses for the three and nine months ended September 30, 2021 and 2020:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Advertising costs	(217,471)	(125,796)	(62,837)	(52,820)
Employee benefits expenses	(1,683)	(596)	(845)	(219)
	(219,154)	(126,392)	(63,682)	(53,039)

Advertising costs increased in 2021 in comparison with the respective periods of 2020 as the Group’s management decided to increase the investments into the future growth of revenues in lieu of the favorable market conditions.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

10.	General and administrative expenses

The following table summarizes general and administrative expenses for the three and nine months ended September 30, 2021 and 2020:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Employee benefits expenses	(5,720)	(674)	(3,024)	(224)
Professional fees	(5,338)	(75)	(1,937)	(39)
Other operating expenses	(2,637)	(120)	(1,096)	(43)
	(13,695)	(869)	(6,057)	(306)

11.	Share listing expense

In accordance with IFRS 2, the difference in the fair value of the consideration for the acquisition of Kismet over the fair value of the identifiable net assets of Kismet will represent a service for listing of the Company and be accounted for as a share-based payment expense. The consideration for the acquisition of Kismet was determined using the fair values of the Company´s ordinary shares and public and private warrants as at August 27, 2021. The net assets of Kismet had a fair value of upon closing of 111,286. The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed in the amount of 125,438, represents a non-recurring non-cash expense in accordance with IFRS 2. It is recognized as Share listing expense presented as part of the financial result within the interim condensed consolidated statement of profit or loss and other comprehensive income.

Details of the calculation of the Share listing expense are as follows:

	Number of Shares		Amount
Kismet's existing public shareholders		3,188,758
Sponsor		11,750,000
PIPE investors		5,000,000
Total Nexters Inc. Shares issued to Kismet shareholders		19,938,758
Market value per share at August 27, 2021	US$	10.6684
Fair value of shares issued			212,715
Net assets of Kismet at August 27, 2021			111,286
Effect of accounting for fair value of warrants			(24,009)
Net assets of Kismet at August 27, 2021 including effect of fair value of warrants[1]			87,277
Difference - being IFRS 2 charge for listing services			125,438

12.	Taxation

The Group recognized income tax expense in the amount of 845 for the nine months ended September 30, 2021 (nine months ended September 30, 2020: 612). Tax expense recognized for the three months ended September 30, 2021 amounted 291 (three months ended September 30, 2020: 223).

In accordance with the Cypriot tax rules the companies shall use their financial reporting in accordance with IFRS as tax records with certain insignificant exceptions. As a result, Nexters Global Ltd. has no material temporary differences between the tax and accounting bases of assets and liabilities and consequently no material deferred tax effect resulting from such differences. Under certain conditions interest income of 0 (7 for the nine months ended September 30, 2020) may be subject to defence contribution at the rate of 30%. In such cases this interest will be exempt from corporation tax. No interest income for the three months ended September 30, 2021 and 2020 existed. In certain cases, dividends received from abroad may be subject to defence contribution at the rate of 17%.

1 Includes the effects of i.) US GAAP to IFRS conversion adjustment and ii.) effect of difference in fair values between Kismet warrants and Nexters Inc. warrants

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

The applicable tax rate used for reconciliation is 12.5%. The Group uses Cyprus tax rate as the applicable rate being the most meaningful rate and also the domestic rate of tax in the country in which Nexters Global Ltd and Nexters Inc. are tax residents.

(a)	Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP). The provisions of the IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization provisions over a 5-year period). Companies benefiting from the IP regime may apply its provisions until June 30, 2021, if the IP assets either generated income or their development was completed as at June 30, 2016. The effective tax rate on eligible IP income could be as low as 2.5%. In case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the IP Box regime on June 30, 2021 does not affect the amounts of current or deferred income taxes recognized at September 30, 2021. However, this change increased the Group’s effective tax rate accordingly.

(b)	Reconciliation of effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Loss before income tax	(134,650)	(6,440)	(103,409)	(10,948)
Tax calculated at the applicable tax rates	16,831	805	13,010	1,372
Effect of different tax rates in other countries	55	9	107	13
Tax effect of expenses not deductible for tax purposes and non-taxable income	(13,857)	420	(14,087)	158
Tax effect of deductions under special tax regimes	(3,353)	(1,251)	—	(1,264)
Tax effect of tax losses brought forward	267	17	942	(279)
Overseas tax in excess of credit claim used during the period	(788)	(612)	(263)	(223)
Income tax expense	(845)	(612)	(291)	(223)

(c)	Uncertainty over the income tax treatment and unrecognized deferred tax asset

Starting from January 1, 2019 Nexters Global Ltd. has changed its tax reporting principles, judgements and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by Company’s consumers in 2019 being deferred to 2020 and beyond (see Notes 4 and 21 for details). Consequently, the Company has booked a substantial tax loss in 2019 and in 2021 to date as opposed to moderate profits recorded in the prior periods and in 2020.

These new principles and estimates in respect of the tax records have not yet been assessed or approved by the tax authorities, therefore we have no assurance as to whether they will be accepted by the relevant tax authorities. There also can be no assurance that the accounting treatment of certain transactions under IFRS as accepted by the Company like share-based payments, indirect taxes etc. will not be challenged by the relevant tax authorities. The Company has not recognized any tax expense in respect of these uncertainties as it believes that its tax records are in compliance with the existing laws and regulations and that its accruals for tax liabilities are sufficient and adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

Overseas tax in excess of credit claims used during the year represents withholding income tax charges imposed in respect of the Group’s bookings in certain jurisdictions where the Group’s customers are located.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

As at September 30, 2021 the Group did not recognize a deferred tax asset of 764 resulting from the tax losses comprised of reported in 2019 because of the uncertainties described above as well as tax losses incurred in 2020 and during the nine months ended September 30, 2021 (December 31, 2020 – 1,031). Tax losses for which no deferred tax asset was recognized expire in 2025.

13.	Dividends

The following dividends were declared and paid by Nexters Global Ltd prior to the Transaction:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Dividends unpaid as at January 1, (July 1)	2,592	88	2,042	—
Dividends declared for the nine months ended September 30, per share US$ 4,800 (2020: 896)	96,000	17,910	46,000	9,848
Dividends paid	(98,562)	(17,853)	(48,028)	(9,666)
Effect of foreign exchange rates	(30)	212	(14)	175
Dividends unpaid as at September 30	—	357	—	357

The Cypriot law requires companies established under the laws of Cyprus to pay dividends out of available distributable profits. Profits in the legal sense are construed on principles different from IFRS. Management of the subsidiary determined the amount of the distributable profits of the subsidiary as at the dates of dividends declaration in accordance with the applicable law, ensuring the availability of funds for covering all potential and contingent liabilities and taking into account that deferred revenue, appearing on the balance sheet as a liability do not constitute liability in the legal sense but they are in essence a postponement in the recognition of revenue.

14.	Property and equipment

During the nine months ended September 30, 2021, the Group acquired property and equipment with a cost of 710 (nine months ended September 30, 2020: 139). Property and equipment with a cost of 475 was acquired in the process of acquisition of subsidiaries. No assets were disposed of by the Group during the nine months ended September 30, 2021 and 2020.

15.	Loans receivable

On October 1, 2018, the Company entered into a loan agreement with its shareholder Boris Gertsovsky, for the total amount of € 240,000 (US$ 278,000) with an annual interest rate of 2%. In December 2019 €85,000 (US$ 95,000) were repaid. The loan was fully repaid on April 23, 2020.

On July 30, 2019, the Company entered into a loan agreement with its shareholder, Boris Gertsovsky, for the total amount of €300,000 (US$ 327,000). The loan was provided interest-free and was fully repaid on July 24, 2020.

On October 30, 2019, the Company entered into a loan agreement with its shareholder Boris Gertsovsky, for the total amount of €10,000 (US$ 11,000). The loan was provided interest free with outstanding balance of 8 as at December 31, 2020 and was fully repaid on February 12, 2021.

The exposure of the Group to credit risk is reported in Note 24 to these interim condensed consolidated financial statements.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

16.	Lease

The amounts recognized in the interim condensed consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	Right-of-use assets	Lease liabilities
Balance at January 1, 2021	1,044	1,111
Additions	1,712	1,712
Depreciation	(1,326)	—
Interest expense	—	54
Payments	—	(1,421)
Effect of foreign exchange rates	—	(55)
Balance at September 30, 2021	1,430	1,401

Lease liabilities - current		860
Lease liabilities - non-current		541

	Right-of-use assets	Lease liabilities
Balance at January 1, 2020	71	70
Additions	1,236	1,236
Depreciation	(176)	—
Interest expense	—	18
Payments	—	(264)
Effect of foreign exchange rates	—	96
Balance at September 30, 2020	1,131	1,156

Lease liabilities - current		382
Lease liabilities - non-current		774

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Expense relating to low-value leases	16	6	8	1
Interest expense on lease liabilities	54	18	4	9
	70	24	12	10

On June 1, 2019 the Group entered into a new lease agreement for office spaces with a new owner. The lease runs for two years, with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. On May 5, 2021 the new lease agreement was concluded for the same office spaces. The lease agreement was concluded for two years, with an option of renewal after that date subject to the adjustment of the lease payments to the market conditions. As the market conditions at the lease expiration date cannot be reliably estimated as at the commencement date management decided not to account for the lease renewal option while determining the amount of right-of-use assets and lease liabilities.

On March 24, 2020 the Group entered into a new lease agreement over office spaces with a new owner. The lease runs for 5 years, with an option of obtaining a discount while paying in lumpsum for the whole year. As the Group already makes such payments and received the discount for the first year, management decided to account for this option while determining the amount of right-of-use assets and lease liabilities for the first year of the lease.

On February 3, 2021 Nexters Global Ltd acquired two Russian game development studios which had several lease agreements for different floors of the office building in Moscow. As these contracts were entered into near the same time with the same counterparty, the contracts are combined as a single contract. The Company determines the commencement date as February 3, 2021, which is considered to be acquisition date.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

The Group measures the lease liability at the present value of the remaining lease payments as if the acquired lease were a new lease at the acquisition date. The Group measures the right-of-use asset at the same amount as the lease liability.

Total cash outflow for leases recognized in the interim condensed consolidated statement of cash flows is presented below:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Сash outflow for leases	1,367	246	427	13
Cash outflow for short-term and low-value leases	—	4	—	—
Total cash outflow for leases	1,367	250	427	13

All lease obligations are denominated in € and RUB. The rate of 3% per annum was used as the incremental borrowing rate for the offices in Cyprus and 7.5% for the office in Moscow.

17.	Trade and other receivables as restated

	September 30, 2021	December 31, 2020	As previously reported, December 31, 2020
Trade receivables	43,856	30,720	30,909
Deposits and prepayments	2,819	2,045	2,045
Other receivables	994	209	209
Total	47,669	32,974	33,163

The Group does not hold any collateral over the trading receivables balances.

The fair values of trade and other receivables approximate their carrying amounts as presented above. Trade receivables balance as at September 30, 2021 increased significantly in comparison with that of December 31, 2020 due to overall increase in Group’s operating activity.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 24 to these interim condensed consolidated financial statements.

The amount of expected credit losses (“ECL”) in respect of trade and other receivables as at September 30, 2021 and December 31, 2020 is not significant.

18.	Trade and other payables as restated

	September 30, 2021	December 31, 2020	As previously reported, December 31, 2020
Trade payables	19,353	9,793	9,793
Provision for indirect taxes	5,871	1,754	3,850
Dividends payable	—	2,592	2,592
Accrued salaries, bonuses, vacation pay and related taxes	4,299	866	2,050
Accrued professional services	266	1,184	—
Other payables	510	1,314	1,314
Total	30,299	17,503	19,599

Trade payables balance as at September 30, 2021 increased in comparison with that of December 31, 2020 due to the increased advertising expense to attract new users in 2021.

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 24.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

19.	Loans and borrowings

On August 1, 2018, Flow Research S. L. entered into a loan agreement with Empathy International S. A., for the total amount of €40,000 (US$ 47,000). The loan was further assigned on October 30, 2018 to Boris Gertsovsky (as transferee). The loan was provided interest free with a balance of 49 as at December 31, 2020 and was fully repaid in April 2021.

20.	Share warrant obligations

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,250,000 warrants of the Company, 13,500,000 of which are public and 6,750,000 of which are private.

As disclosed in Note 4, the fair value of Public Warrants, which are traded in active market is measured based on the quoted market prices.

	August 27, 2021	September 30, 2021
Warrant price (US$)[2]	0.93	0.84

2 Volume-weighted average price as at August 27, 2021 and closing price as at September 30, 2021, source: Bloomberg.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

The fair value of Private Warrants is measured using Monte-Carlo simulation method along with Deferred Exchange Shares because of their potential dilution effect.

Key assumptions of the model:

	August 27, 2021	September 30, 2021
Risk free rate	forward USD overnight index swap (OIS) rates (curve 42)	forward USD overnight index swap (OIS) rates (curve 42)
Volatility	forward implied volatility rates based on volatilities of publicly traded peers	forward implied volatility rates based on volatilities of publicly traded peers
Starting share price	10.67	6.64
Expected warrant life (years)	5.0	4.9

The Company has recognized the following warrant obligations:

	Public Warrants	Private Warrants	Total
Balance at August 27, 2021	12,606	19,503	32,109
Fair value adjustment	(1,266)	(12,371)	(13,637)
Balance at September 30, 2021	11,340	7,132	18,472

The change in fair value of share warrant obligation is disclosed as a part of Net finance income in the interim condensed statement of profit or loss and other comprehensive income.

21.	Deferred revenue and deferred platform commission fees

As at September 30, 2021, deferred revenue is expected to be recognized over a term of calculated average playing period of the paying users (for details see Note 4).

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time.

The text below summarizes the change in deferred revenue and platform commission fees for the nine months ended September 30, 2021 and 2020.

Based on the estimations described in Note 4, the Group’s revenue recognized during the period of nine months ended September 30, 2021 is 215,536 (nine months ended September 30, 2020 – 113,642) and deferred the amount of 322,248 (September 30, 2020 – 252,458).

The Group’s platform commission recognized during the period of nine months ended September 30, 2021 is 63,641 (nine months ended September 30, 2020 – 35,757) and deferred the amount of 87,238 (September 30, 2020 – 76,443).

The increase in the amounts of deferred revenue and platform commission as at September 30, 2021 compared to December 31, 2020 is mostly due to an increase in the in-game purchases (for details see Note 7) and in the lifespans (for details see Note 4).

22.	Related party transactions

The table presenting the information regarding the shareholdings of Nexters Inc.’s ordinary shares as at September 30, 2021 is disclosed in Note 3.

As at September 30, 2021 the Company’s key shareholders are Andrey Fadeev and Boris Gertsovsky, each owning 20.3%, Dmitrii Bukhman and Igor Bukhman, each owning 18.9% and Ivan Tavrin owning 5.9% of the issued shares.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

The transactions and balances with related parties are as follows:

(i)	Directors' remuneration

The remuneration of Directors and other members of key management was as follows:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Directors’ remuneration	618	251	234	89
Other members of key management’s remuneration	1,819	161	728	58
-short-term employee benefits	908	161	522	58
-share-based payments	911	—	206	—
	2,437	412	962	147

(ii)	Loans to shareholders

	September 30, 2021	December 31, 2020
Loan to Boris Gertsovsky	—	8
	—	8

(iii) Loans from shareholders

	September 30, 2021	December 31, 2020
Short-term loan from Boris Gertsovsky	—	49
	—	49

23.	List of subsidiaries

Upon the closing of the transaction disclosed in the Note 3, Nexters Inc. became the direct parent of, and conducts its business through Nexters Global Ltd, a developer of mobile, web, and social games.

Set out below is a list of subsidiaries of the Group.

Name	Ownership Interest	Ownership Interest
	September 30, 2021%	December 31, 2020%
Topland Management Ltd	—	100
Flow Research S.L.	100	100
NX Online LLC	100	—
NX Studio LLC	100	—
NHW Ltd	100	—
Nexters Global Ltd	100	—
Synergame Investments Ltd	100	—

Topland Management Ltd

Topland Management Ltd was incorporated in the British Virgin Islands on December 7, 2010. The registered office of the company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands. The company has been liquidated on February 19, 2021.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

Flow Research S.L.

Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The registered office of the company is at CL Fontanella 4, Orihuela Alicante, 03189 Spain. The company's principal activities are creative design of online games.

NX Studio LLC

NX Studio LLC was incorporated in Moscow, the Russian Federation on July 7, 2015. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company's principal activities are game development. NX Studio LLC was renamed to Nexters Studio LLC in June of 2021.

NX Online LLC

NX Online LLC was incorporated in Moscow, the Russian Federation on January 29, 2020. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company's principal activities are technical support for the online gaming. NX Online LLC was renamed to Nexters Online LLC in June of 2021.

NHW Ltd

NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company's principal activities are publication and testing of program applications.

Nexters Global Ltd

Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The registered office of the Company is at Faneromenis 107, 6031, Larnaca, Cyprus. The company's principal activities are game development.

Synergame Investments Ltd

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company's principal activity is to provide independent developers with expertise and funds needed to launch their games and build successful international businesses.

24.	Financial instruments - fair values and risk management

A.	Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at September 30, 2021 and December 31, 2020. For all the Group’s financial assets and financial liabilities their carrying amounts are reasonable approximations of their fair values.

The comparative data for the year ended December 31, 2020 was corrected in these interim condensed consolidated financial statements as stated in Note 4.

Financial assets as restated are as follows:

	September 30,	December 31,	As previously reported,
	2021	2020	December 31, 2020
Financial assets at amortized cost
Trade receivables	43,856	30,720	30,909
Cash and cash equivalents	105,453	84,557	84,557
Loans receivable	—	8	8
Total	149,309	115,285	115,474

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

Financial liabilities as restated are as follows:

	September 30,	December 31,	As previously reported,
	2021	2020	December 31, 2020
Financial liabilities not measured at fair value
Loans from shareholders	—	49	49
Lease liabilities	1,401	1,111	1,111
Trade and other payables	30,299	17,503	19,599
Total	31,700	18,663	20,759

			As previously
	September 30, 2021	December 31, 2020	reported, December 31, 2020
Financial liabilities measured at fair value
Share warrant obligations	18,472	—	—
Total	18,472	—	—

B.	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group's risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group's activities.

The Group has exposure to the following risk arising from financial instruments:

(i)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises predominantly from trade receivables and is concentrated around key platforms, through which the Group is distributing online games. As at September 30, 2021 and December 31, 2020 the largest debtor of the Group constituted 30% and 28% of the Group’s Trade and other receivables and the 3 largest debtors of the Group constituted 65% and 73% of the Group’s Trade and other receivable respectively.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Group monthly, based on sales to the end users. Payments are made within 3 months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send to the Group monthly reports that show amounts to be paid. The Group does not have any material overdue or impaired accounts receivable.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date as restated was:

			As previously
	September 30, 2021	December 31, 2020	reported, December 31, 2020
Loans receivables from related parties	—	8	8
Trade receivables	43,856	30,720	30,909
Cash and cash equivalents	105,453	84,557	84,557

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

Expected credit loss assessment for corporate customers as at September 30, 2021 and December 31, 2020

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgement.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgement as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. ECL in respect of Trade and other receivables is insignificant as at September 30, 2021 and December 31, 2020.

Cash and cash equivalents

The cash and cash equivalents are held with financial institutions, which are rated B- to A based on Fitch's ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at September 30, 2021 and December 31, 2020.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments and exclude the impact of netting agreements.

September 30, 2021	Carrying amounts	Contractual cash flows	3 months or less	Between 3-12 months	Between 1-5 years
Non-derivative financial liabilities
Obligations under finance leases	1,401	1,336	419	343	574
Trade and other payables	30,299	30,299	30,299	—	—
	31,700	31,635	30,718	343	574

December 31, 2020	Carrying amounts as previously reported	Carrying amounts	Contractual cash flows	3 months or less	Between 3-12 months	Between 1-5 years
Non-derivative financial liabilities
Obligations under leases	1,111	1,111	1,167	32	288	847
Trade and other payables	19,599	17,503	17,503	17,503	—	—
Loans from shareholders	49	49	49	—	49	—
	20,759	18,663	18,719	17,535	337	847

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

(iii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and/or equity prices will affect the Group's income or the value of its holdings of financial instruments.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(iv)	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group's functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro and the Russian Ruble. The Group's management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

The Group's exposure to foreign currency risk was as follows:

September 30, 2021	Euro	Russian Ruble
Assets
Trade and other receivables	10,701	3,910
Cash and cash equivalents	19,114	658
	29,815	4,568
Liabilities
Lease liabilities	(862)	(539)
Trade and other payables	(2,214)	(3,041)
	(3,076)	(3,580)
Net exposure	(26,739)	988

December 31, 2020	Euro	Russian Ruble
Assets
Loans receivable	8	—
Trade and other receivables	9,661	2,649
Cash and cash equivalents	11,404	741
	21,073	3,390
Liabilities
Lease liabilities	(1,111)	—
Trade and other payables	(5,811)	(3)
Loans and borrowings	(49)	—
	(6,971)	(3)
Net exposure	14,102	3,387

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies at September 30, 2021 and December 31, 2020 would have increased (decreased) equity and profit or loss by the amounts shown below.

This analysis assumes that all other variables, in particular interest rates, remain constant.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

September 30, 2021	Strengthening of US$ by 10%	Weakening of US$ by 10%
Euro	(2,674)	2,674
Russian Ruble	(99)	99
	(2,773)	2,773

December 31, 2020	Strengthening of US$ by 10%	Weakening of US$ by 10%
Euro	(1,410)	1,410
Russian Ruble	(339)	339
	(1,749)	1,749

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

25.	Share-based payments

Nexters Long-Term Incentive Plan

In 2016 we adopted a Long-Term Incentive Plan (“LTIP”). Under this LTIP key employees of the Group and key employees of the Group’s service provider (“non-employees”) received remuneration in the form of share options, whereby they render services as consideration for equity instruments. Within current LTIP several tranches of share-based options for Class A shares and Class B shares were issued:

Class of shares	Grant Date	No. of options granted	Vesting period	Vesting conditions
Class A	10.01.2016	1,100*	2016-2019	Service condition
Class B	01.01.2019	660*	2019	Service condition
Class B complex vesting	01.01.2019	1,300*	2027	Service condition, performance non-market condition
Complex conditional upon listing	18.11.2020	-**	2021	Service condition, performance non-market condition
Total share options granted as at September 30, 2021		3,060	–	–

* Options granted refer to Nexters Global Ltd shares

** Options granted refer to new entity shares after the proposed transaction and are not considered in the amounts in the table above (max. amount 100,000 options)

We recorded share-based payments expense in general and administrative expenses and game operation cost of our interim condensed consolidated statement of profit or loss and other comprehensive income. The table below summarized the share-based payments expense within three and nine months ended September 30, 2021 and 2020:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Class B complex vesting	—	36	—	12
Complex conditional upon listing	911	—	206	—
Total recorded expenses	911	36	206	12
therein recognized:
within Game operation cost	—	18	—	6
within General and administrative expenses	911	18	206	6

In relation to the share-based payment expense for nine months ended September 30, 2020 we recognized the increase in Other reserves of 36 as it corresponds to the equity settled portion of the share options and 538 in liabilities as it corresponds to the dividends protection feature of the share options.

In relation to the share-based payment expense for nine months ended September 30, 2021 we recognized the increase in Other reserves of 96 as it corresponds to the equity settled portion of the share options and 815 in liabilities as it corresponds to non-share-based cash alternative and 486 in liabilities as it corresponds to the dividends protection feature of the share options.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

Class B complex vesting (performance-based awards)

Under the current LTIP Class B share options were granted to one employee and one non-employee on January 1, 2019 with a service condition and a special performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options is 10 years. We estimate the fair value of granted awards using a Monte-Carlo Simulation method, which takes into account assumptions such as the expected volatility, the risk-free interest rate based on the contractual term of the award and expected dividend yield.

The options were accounted for in the current year according to a vesting period and the assessment of performance conditions achievement. For the purposes of the valuation each performance condition threshold is treated as a separate option with a separate valuation of the vesting period. Based on the evaluation at the grant date the respective options that have nil FV and are not projected as to be reachable we consider it unlikely that these options will vest.

The following table presents fair value per one option and related parameters used to estimate the fair value of our options at the grant date:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 1,300 complex options	1,157.20

*- applied to the result of fair value estimation

The table below summarizes the expenses recognized in relation to the above-mentioned options:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Expenses in relation to fulfilled condition	—	36	—	12
Total recorded expenses	—	36	—	12

Complex conditional upon listing

Under the current LTIP share options in the entity surviving the proposed Transaction as described in Note 3 were granted to one employee on November 18, 2020 with a service condition and a series of special performance-based non-market vesting conditions related to the listing. The contractual term of the options is 2 years. Since the agreement contains a clause that grants an employee the discretion of receiving cash consideration or options we treat the following agreement as a compound financial instrument that includes both a liability and an equity component.

We estimate the fair value of cash consideration first and estimate the fair value of the equity component consequently. The fair value of cash consideration is estimated as nominal value of related cash payments at assumed vesting date. We estimate the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted and accounted for in the current year.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

The following table presents fair value per one option and related assumptions used to estimate the fair value of equity component of our options at the grant date:

Evaluation date (grant date)	November 18, 2020	November 18, 2020
Vesting period	12m	8m
Market price, US$	9.91	9.91
Strike price, US$	10.00	10.00
Expected volatility	34.8%	34.8%
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.11%	0.11%
Discount for Lack of Marketability	N/A	N/A
FV of option, US$	1.34	1.11

The options were accounted for in current year according to the vesting period and the assessment of performance conditions achievement. For the purposes of the valuation each performance condition threshold is treated as a separate option with a separate valuation of vesting period.

The table below summarizes the expenses recognized in relation to the abovementioned options:

	Nine months ended September 30,		Three months ended September 30,
	2021	2020	2021	2020
Expenses in relation to fulfilled performance conditions	911	—	206	—
Total recorded expenses	911	—	206	—

26.	Commitments and contingencies

Taxation

Though we generally are not responsible for taxes generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes may be imposed on companies making digital sales to consumers within the European Union. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. In response to Wayfair, or otherwise, a number of U.S. states have already begun imposing such obligations, and other U.S. states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency). A successful assertion by one or more U.S. states or other countries or jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties, and could create significant administrative burdens for us or otherwise harm our business.

We believe that these interim condensed consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and(/or) disclosed in these interim condensed consolidated financial statements.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

Insurance

The Group holds no insurance policies in relation to its operations, or in respect of public liability or other insurable risks like risks associated with cybersecurity. There are no significant physical assets to insure. Management has considered the possibility of insurance of various risks but the cost of it outweighs the benefits in management’s view.

Data privacy and security

We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. Our business is therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes, and guidelines may be inconsistent across jurisdictions or conflict with other rules.

The scope of data privacy and security regulations worldwide continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. Further, the European Union, Cyprus, and United Kingdom have adopted comprehensive data protection and security laws. The European Union’s Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), or the GDPR, which became effective in May 2018, and the U.K. GDPR, each as supplemented by national laws, (collectively, Applicable Data Protection Laws) impose strict requirements on controllers and processors of personal data in the European Economic Area, or EEA, and the United Kingdom, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. Applicable Data Protection Laws create new compliance obligations applicable to our business and some of our players, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws and the risk of significant reputational damage. Applicable Data Protection Laws increase financial penalties for noncompliance (including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, (whichever is higher) for the most serious violations).

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business.

Cybersecurity

Our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners. We do not maintain insurance policies covering losses relating to cybersecurity incidents, which may increase any potential harms that the business may suffer from a cyber-attack. We may be unable to cover all possible claims stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business.

NEXTERS INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and September 30, 2020

(in thousands of US$ unless stated otherwise)

Regulatory environment

In December 2017, Apple updated its terms of service to require publishers of applications that include “loot boxes” to disclose the odds of receiving each type of item within each loot box to customers prior to purchase. Google similarly updated its terms of service in May 2019. Loot boxes are a commonly used monetization technique in free-to-play mobile games in which a player can acquire a virtual loot box, but the player does not know which virtual item(s) he or she will receive (which may be a common, rare or extremely rare item, and may be a duplicate of an item the player already has in his or her inventory) until the loot box is opened.

In addition, there are ongoing academic, political and regulatory discussions in the United States, Europe, Australia and other jurisdictions regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Additionally, after being restricted in Belgium and the Netherlands, the United Kingdom House of Lords has recently issued a report recommending that loot boxes be regulated within the remit of gambling legislation and regulation.

In some of our games, certain mechanics may be deemed to be loot boxes. New regulations by the international jurisdictions, which may vary significantly across jurisdictions and with which we may be required to comply, could require that these game mechanics be modified or removed from games, increase the costs of operating our games due to disclosure or other regulatory requirements, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues because of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred because of this potential liability could harm our business, financial condition or results of operations.

Implications of COVID-19

On March 11, 2020, the World Health Organization declared the Coronavirus COVID-19 outbreak to be a pandemic in recognition of its rapid spread across the globe. Many governments have taken and continue to take stringent steps to help contain and/or delay the spread of the virus, including: requiring self-isolation/ quarantine by those potentially affected, implementing social distancing measures, and controlling or closing borders and ''locking-down'' cities/regions or even entire countries. These measures slowed down and will likely continue to impact both the Cyprus and world economies. As at the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance related to COVID-19 that would require it to update its estimates or judgments or adjust the carrying value of its assets or liabilities. Our liquidity analysis based on our recent performance and current estimates shows that we have adequate resources to finance our operations for the foreseeable future.

27.	Events after the reporting period

Grant of options

On November 16, 2021 the Company approved the option plan for its directors, officers, employees and contractors in a total amount of up to 9,826,155 options, each over one share of the Company with vesting conditions and exercise prices to be determined by the Board of Directors at the time of grant.